Exhibit 99.1

China Liberal Education Holdings Limited Announces Commencement of Trading on the Nasdaq Capital Market Under Ticker Symbol “CLEU”

BEIJING, CHINA, May 8, 2020 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal”), an educational services provider in China, today announced that its ordinary shares have commenced trading on The Nasdaq Capital Market under the ticker symbol “CLEU”.

China Liberal priced its initial public offering (“IPO”) of 1,333,333 ordinary shares at $6.00 per ordinary share, before underwriting discounts and offering expenses, resulting in gross proceeds of $8,000,000. The offering was conducted on a firm commitment basis and is expected to close on May 12, 2020, subject to customary closing conditions.

Boustead Securities, LLC (“Boustead”), acted as the sole underwriter for the offering, with Zinvest Global Limited in Hong Kong serving as Asian book runner. Hunter Taubman Fischer & Li LLC acted as counsel to China Liberal, and Pryor Cashman LLP acted as counsel to Boustead.

China Liberal has granted Boustead a 45-day option to purchase up to an additional 200,000 ordinary shares at the IPO price, less underwriting discounts, to cover over-allotments, if any.

A registration statement on Form F-1 (File No. 333-233016), including a prospectus relating to the offering, was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC. The offering of the ordinary shares was made only by means of a prospectus. Copies of the final prospectus relating to the offering may be obtained on the SEC’s website (www.sec.gov) and may also be obtained from Boustead Securities, LLC, by email at offerings@boustead1828.com or telephone +1 (949) 502-4409 or standard mail to Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618, USA.

Before you invest, you should read the prospectus and other documents China Liberal has filed or will file with the SEC for more complete information about China Liberal and the offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. There is no guarantee that any specific outcome would be achieved. Securities may be illiquid, speculative and there is a risk of total loss. Past performance is not indicative of future results.

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational services provider in China. It provides a wide range of services, including those under Sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, visit the company’s website at ir.chinaliberal.com.

About Boustead Securities, LLC

Boustead Securities, LLC (“Boustead”) is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead’s core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States, Boustead’s team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit www.boustead1828.com.

Forward-Looking Statements

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contacts

China Liberal

China Liberal Education Holdings Limited

Linda Ding, Secretary

ir@chinaliberal.com

Boustead

Boustead Securities, LLC

Dan McClory, Head of Equity Capital Markets and Head of China

dan@boustead1828.com

+1 949 502 4409

Corporate Communications

Ascent Investor Relations LLC

Tina Xiao, President

tina.xiao@ascent-ir.com

+1 917 609 0333